Exhibit 1

Pointer Announces Terms for Rights Offering

ROSH HAAYIN, Israel, June 19, 2012, Pointer Telocation Ltd. (NasdaqCM: PNTR) -  a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, today announced that it has set the record date and final terms for its previously announced rights offering. Pursuant to the rights offering, existing shareholders will receive rights to purchase up to 644,034 ordinary shares (and not 657,580 as previously announced).  The Company will distribute one non-transferable subscription right for every 7.626 ordinary shares owned by holders of record as of 5:00 p.m., Eastern time, on June 29, 2012 (the “Record Date”).  Each subscription right will entitle the holder to purchase one ordinary share of the Company for a subscription price of $2.90 per share. Mailing of the offering materials to eligible shareholders is expected to begin as soon as practicable after the Record Date. The subscription period will expire at 5:00 p.m., Eastern time, on July 26, 2012.

The offering also includes an over-subscription privilege which will entitle shareholders to purchase additional shares that remain unsubscribed at the expiration of the rights offering.  If the offering is fully subscribed, the gross proceeds of the offering will be approximately $1.87 million. The Company’s majority shareholder, DBSI Investments Ltd., has agreed to exercise its basic subscription right and its oversubscription right in full.

The Company has filed a registration statement on Form F-3 with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. The offering will be made only by means of the prospectus set forth in the registration statement and the related prospectus supplement and other documents that the Company has filed or will file with the SEC. Copies of the prospectus may be obtained for free by accessing the SEC's website at www.sec.gov or by calling the Company at 972-3-572-3111.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale is not permitted.  The offering of securities in the rights offering will be made only by means of a final prospectus supplement and accompanying base prospectus.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 30 countries. Cellocator, a Pointer Products Division, is a leading MRM (Mobile Resource Management) technology developer and manufacturer.

Forward Looking Statements

This press release may contain forward-looking statements. These statements relate to future events or Pointer's future financial performance. Any statements that are not statements of historical fact (including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) should be considered forward looking statements. There are a number of important factors that could cause Pointer's actual results to differ materially from those indicated by the forward looking statements. Pointer disclaims any obligation to update any forward looking statement.